Raymond James & Associates, Inc.
880 Carillon Parkway
St. Petersburg, FL 33716
January 23, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Sunrise Realty Trust, Inc. (the “Company”) Registration Statement on Form S-11 (File No. 333-284367) (the “Registration Statement”)
Ladies and Gentlemen:
Reference is made to our letter, filed as correspondence via EDGAR on January 21, 2025, in which we, as representative of the underwriters of the offering, joined Sunrise Realty Trust, Inc.’s request for acceleration of the effective date of the above-referenced Registration Statement for Thursday, January 23, 2025, at 4:00 p.m. Eastern Time. Sunrise Realty Trust, Inc. is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Sunrise Realty Trust, Inc. for acceleration of the effective date of the above-referenced Registration Statement on Form S-11, requesting effectiveness as of 4:00 P.M., Eastern Time, on January 24, 2025, or as soon thereafter as practicable or at such later time as the Company or its outside counsel, O’Melveny & Myers LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.
Pursuant to Rule 460 under the Act, please be advised that we, as representatives of the several underwriters, will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.
We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[Signature Page Follows]

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

By:	/s/ Steve Loffman
	Name:	Steve Loffman
	Title:	Managing Director
[Signature Page to Acceleration Request Withdrawal]